Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 25, 2020

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Timothy S. Levenberg

Division of Corporate Finance

Office of Trade & Services

Monument Circle Acquisition Corp.

Registration Statement on Form S-1

Submitted October 22, 2020

CIK No. 0001828325

Ladies and Gentlemen:

On behalf of our client, Monument Circle Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Draft Registration Statement on Form S-1 which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on October 22, 2020.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter dated November 18, 2020. For your convenience, references in the response to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Securities and Exchange Commission

November 25, 2020

The Company has asked us to convey the following as its responses to the Staff:

1.	Please revise to include a separate “as-adjusted” column giving effect to the sale of units in this offering and the private placement warrants, along with explanatory notes as appropriate.

Response to Comment 1

The Company has revised the Registration Statement in response to the Staff’s comment. See page 34.

2.	We note you disclose in the second paragraph that "After giving effect to the sale of 20,000,000 shares of Class A common stock.....our pro forma net tangible book value at October 9, 2020 would have been $0.82 or $0.72 per share." However, your calculations on page 72 indicate that the pro forma net tangible book value as of October 9, 2020 giving effect to the offering would be $5,000,004 or $0.82 per share. Please revise to include consistent disclosures.

Response to Comment 2

The Company has revised the Registration Statement in response to the Staff’s comment. See page 73.

3.	Please revise to include calculations of pro forma net tangible book value per share if the underwriters exercise their option to purchase additional units in full.

Response to Comment 3

The Company has revised the Registration Statement in response to the Staff’s comment. See page 74.

4.	Please revise your disclosure to identify the natural person or persons who share voting and investment control of the shares held by Monument Circle Sponsor LLC.

Response to Comment 4

The Company has revised the Registration Statement in response to the Staff’s comment. See page 124.

5.	You define "completion window" at page 1 and indicate at page 56 that some blank check companies have extended the time to consummate an initial business combination. Expand the disclosure in this section to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that your charter is amended to allow for an extended "completion window" beyond the currently specified 24 months.

Response to Comment 5

The Company has revised the Registration Statement in response to the Staff’s comment. See pages 1 and 49.

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Securities and Exchange Commission

November 25, 2020

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission Joanna Lam Raj Rajan Monument Circle Acquisition Corp.
Jeffrey H. Smulyan Patrick Walsh Ellenoff Grossman & Schole LLP Stuart Neuhaser, Esq. Douglas Ellenoff, Esq.